Exhibit 99.1

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

Friday, March 31, 2023

Messrs.

Superintendence of Capital Markets

MATERIAL INFORMATION: Notice of Agreements adopted at Shareholders’ Meeting

As required by the Regulation on Material and Reserved Information, approved by Resolution SMV No. 005-2014-SMV/01, we inform you that:

Legal Entity: COMPAÑIA DE MINAS BUENAVENTURA S.A.A.

Type of Meeting: Mandatory Annual Shareholders’

Date: March 31, 2023

Time: 09:00 AM

Description of Material Information: THE 6 ITEMS PROPOSED AT THE MANDATORY ANNUAL MEETING WERE APPROVED BY THE ATTENDING SHAREHOLDERS.

Comments:

The following points were discussed:

-	Election or Removal of Directors
-	Dividend Distribution or Application
-	Approval of the Management Reports (Financial Statements and Annual Report).
-	Compensation for the Board of Directors – Fiscal Year 2022: THE PROPOSED COMPENSATION FOR THE BOARD OF DIRECTORS FOR 2022 FISCAL YEAR WAS APPROVED.
-	Appointment of Independent Auditors for Fiscal Year 2023: THE APPOINTMENT OF TANAKA, VALDIVIA Y ASOCIADOS, PERUVIAN PARTNERS OF EY AS INDEPENDENT AUDITORS FOR THE FISCAL YEAR 2023 WAS APPROVED.
-	Report on ESG Criteria: ITEM OF AN INFORMATIONAL NATURE, NOT SUBJECT TO APPROVAL

INFORMATION ON COMMUNICATION OF DIVIDEND DISTRIBUTION OR APPLICATION

Details on the Appropriation of Dividends:

THE PROPOSED DIVIDEND DISTRIBUTION WAS APPROVED.

Detail on the Distribution of Cash Dividends:

Concept: Accumulated Results

Fiscal year: 2014

Amount to be Distributed: $ 20,121,323

Detail on the Dividends per Share

Type of Stock: BUENAVC1 - COMMON SHARES

Number of Stocks: 274,889,924

Amount of the Dividend per Share: $0.0730

Comments:

Type of Stock: BUENAVI1 - INVESTMENT SHARES

Number of Shares: 744,640

Amount of the Dividend per Share: $0.0730

Comments:

INFORMATION ON COMMUNICATION OF RECORD DATE AND DELIVERY FOR DISTRIBUTION OR APPLICATION OF DIVIDENDS

Concept of the Dividend Distribution: 2014-Accumulated Results,

Type of Body: General Shareholders' Meeting

Date of the Resolution: 31/03/2023

Type of Security: BUENAVC1 COMMON SHARES

Date of Record: 04/24/2023

Type of Security: BUENAVC1 COMMON SHARES

Date of Delivery: 05/04/2023

Type of Security: BUENAVI1 INVESTMENT SHARES

Date of Record: 04/24/2023

Type of Security: BUENAVI1 INVESTMENT SHARES

Date of Delivery: 05/04/2023

Comments: Note 1: The Common Share Dividend also applies to holders of American Depositary Receipts (“ADR”), one (1) ADR being equivalent to one (1) common share.

Note 2: The record date for ADR holders is 04/24/2023.

Note 3: The payment date for ADR holders will be communicated when established by the Bank of New York-Mellon (depositary bank).

INFORMATION ON COMMUNICATION OF FILING OF FINANCIAL INFORMATION

Type of Information: Annual Audited Stand-Alone information and Annual Report

Period: 2022

Comments:

INFORMATION ON COMMUNICATION OF CHANGES IN THE PARTICIPATION AND POSITIONS OF RELATED PARTIES

Comments: PERIOD MARCH 2023 - MARCH 2026

Type of Relationship: BOARD OF DIRECTORS

Type of Movement: CHANGE

BOARD OF DIRECTORS: BENAVIDES GANOZA, RAUL EDUARDO PEDRO

Position: DIRECTOR

Initial Dates: 01/04/2021

Independent Director: NO

Ending Date: 03/31/2023

Type of Relationship: BOARD OF DIRECTORS

Type of Movement: CHANGE

BOARD OF DIRECTORS: BENAVIDES GANOZA, ROQUE EDUARDO

Position: CHAIRMAN OF THE BOARD

Initial Dates: 07/30/2020

Independent Director: NO

Ending Date: 03/31/2023

Type of Relationship: BOARD OF DIRECTORS

Type of Movement: CHANGE

BOARD OF DIRECTORS: BERNEX WEISS DE FALEN, NICOLE EDEL LAURE MARIE

Position: DIRECTOR

Initial Dates: 07/15/2020

Independent Director: YES

Ending Date: 03/31/2023

Type of Relationship: BOARD OF DIRECTORS

Type of Movement: CHANGE

BOARD OF DIRECTORS: CHAMPION, WILLIAM HENRY

Position: DIRECTOR

Initial Dates: 07/15/2020

Independent Director: YES

Ending Date: 03/31/2023

Type of Relationship: BOARD OF DIRECTORS

Type of Movement: CHANGE

BOARD OF DIRECTORS: DE LA TORRE DE LA PIEDRA, DIEGO EDUARDO M

Position: DIRECTOR

Initial Dates: 07/15/2020

Independent Director: YES

Ending Date: 03/31/2023

Type of Relationship: BOARD OF DIRECTORS

Type of Movement: CHANGE

BOARD OF DIRECTORS: ORTIZ DE ZEVALLOS MADUEÑO, FELIPE ARTURO

Position: DIRECTOR

Initial Dates: 07/15/2020

Independent Director: NO

Ending Date: 03/31/2023

Type of Relationship: BOARD OF DIRECTORS

Type of Movement: CHANGE

BOARD OF DIRECTORS: ZALDIVAR GARCIA, MARCO ANTONIO

Position: DIRECTOR

Initial Date: 07/15/2020

Independent Director: YES

Ending Date: 03/31/2023

Type of Relationship: BOARD OF DIRECTORS

Type of Movement: CHANGE

BOARD OF DIRECTORS: BENAVIDES GANOZA, ROQUE EDUARDO

Position: DIRECTOR

Initial Date: 03/31/2023

Independent Director: NO

Type of Relationship: BOARD OF DIRECTORS

Type of Movement: CHANGE

BOARD OF DIRECTORS: BENAVIDES GANOZA, RAUL EDUARDO PEDRO

Position: DIRECTOR

Initial Dates: 03/31/2023

Independent Director: NO

Type of Relationship: BOARD OF DIRECTORS

Type of Movement: CHANGE

BOARD OF DIRECTORS: BERNEX WEISS DE FALEN, NICOLE EDEL LAURE MARIE

Position: DIRECTOR

Initial Dates: 03/31/2023

Independent Director: YES

Type of Relationship: BOARD OF DIRECTORS

Type of Movement: CHANGE

BOARD OF DIRECTORS: CHAMPION, WILLIAM HENRY

Position: DIRECTOR

Initial Dates: 03/31/2023

Independent Director: YES

Type of Relationship: BOARD OF DIRECTORS

Type of Movement: CHANGE

BOARD OF DIRECTORS: DE LA TORRE DE LA PIEDRA, DIEGO EDUARDO M

Position: DIRECTOR

Initial Dates: 03/31/2023

Independent Director: YES

Type of Relationship: BOARD OF DIRECTORS

Type of Movement: CHANGE

BOARD OF DIRECTORS: ZALDIVAR GARCIA, MARCO ANTONIO

Position: DIRECTOR

Initial Dates: 03/31/2023

Independent Director: YES

Type of Relationship: BOARD OF DIRECTORS

Type of Movement: CHANGE

BOARD OF DIRECTORS: BETZHOLD HENZI, JORGE F.

Position: DIRECTOR

Initial Dates: 03/31/2023

Independent Director: YES

TYPE OF REALTIONSHIP	NAME	POSITION
BOARD OF DIRECTORS	BENAVIDES GANOZA, RAUL EDUARDO PEDRO	DIRECTOR
BOARD OF DIRECTORS	BENAVIDES GANOZA, ROQUE EDUARDO	DIRECTOR
BOARD OF DIRECTORS	BERNEX WEISS DE FALEN, NICOLE EDEL LAURE MARIE	DIRECTOR
BOARD OF DIRECTORS	BETZHOLD HENZI, JORGE F.	DIRECTOR
BOARD OF DIRECTORS	CHAMPION, WILLIAM HENRY	DIRECTOR
BOARD OF DIRECTORS	DE LA TORRE DE LA PIEDRA, DIEGO EDUARDO M	DIRECTOR
BOARD OF DIRECTORS	ZALDIVAR GARCIA, MARCO ANTONIO	DIRECTOR

Best,

DANIEL DOMINGUEZ VERA

MARKET RELATIONS OFFICER

COMPAÑIA DE MINAS BUENAVENTURA S.A.A.